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                                                        EXHIBIT (a)(5)(AAA)


                          UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN
                               SOUTHERN DIVISION

SIMON PROPERTY GROUP, INC. AND SIMON
PROPERTY ACQUISITIONS, INC.

                                                CASE NUMBER: 02-74799
              PLAINTIFF(S),                     HONORABLE VICTORIA A. ROBERTS

V.

TAUBMAN CENTERS, INC., ET AL,

                DEFENDANT(S).

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                              ORDER GRANTING STAY
                           OF PRELIMINARY INJUNCTION

      This matter is before the Court on Defendants' Motion to Suspend Injunction Pending Appeal [DOC # 90]. For the reasons stated below, the Court GRANTS Defendants' motion.

I.    ARGUMENTS

      On May 8, 2003, the Court entered an Order Granting Plantiffs' Motion for Preliminary Injunction. The Order enjoined Defendants from enforcing the Meeting Delay Amendment to the bylaws of Taubman Centers, Inc. (TCI) and enjoined the Taubman family and signatories of certain voting agreements from voting shares of TCI totaling 33.6%. As a result of this Court's preliminary ruling, Plaintiffs Simon Property Group, Inc. and Simon Property Acquisitions, Inc. (collectively referred to as "Simon") seek to move forward on their bid to acquire all of the outstanding shares of TCI.

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      Defendants filed a Notice of Appeal of the May 8th Order to the Sixth
Circuit Court of Appeals. They request that this Court stay its injunction pending appellate review.

      The Taubman family has been vocal in its opposition to Simon's takeover bid and, if allowed to vote their shares, would likely be able to defeat Simon's efforts. Consequently, Defendants assert that if the stay is denied, Defendants could be denied meaningful appellate review: Simon could complete all of the necessary steps to finalize its takeover before the Sixth Circuit reviews Defendants' appeal.

      Both Plaintiffs and Defendants have stated their interest in an expedited review of the appeal. Defendants will make a formal request for such a review. Simon asserts that it is unlikely that it could complete a takeover before the Sixth Circuit rules. Moreover, Simon has offered to refrain from taking any "irreversible" steps toward a merger pending appellate review. However, Simon asserts that it should be allowed to: 1) solicit the votes required to call a special meeting; and, 2) call such a meeting if it is successful in its solicitation. The purpose of the meeting would be to request that shareholders vote in favor of an amendment to the TCI Articles of Incorporation, which would eliminate the Excess Share Provision as to Simon and permit it to purchase the shares necessary for it to succeed in its takeover bid. If two-thirds of the shareholders vote in favor of the amendment, Simon could immediately begin purchasing tendered shares.

      Once the requisite number of shares is acquired, Simon could then proceed

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to the final steps necessary to effectuate a merger. Simon regards only these final steps as irreversible, and will agree not to take them until the Sixth Circuit has ruled.(1) Simon further stated a willingness to: 1) extend the tender offer date(2); 2) not take any action to formally implement the bylaw amendment if shareholders approve it; and, 3) assuming that it is successful, not remove directors or exercise any management control in TCI.

      Defendants oppose the partial stay that Simon proposes. They contend that only a stay of the injunction in its entirety will maintain the status quo as to both parties. If the Court is affirmed by the Sixth Circuit, Simon's proposal, says Defendants, would poise Simon to complete a takeover shortly after the ruling. Thus, even before a ruling, Defendants say they would be forced to take measures to ensure that shareholders receive the maximum value. Specifically, Defendants contend they may be forced to solicit competitive bids and/or place TCI up for auction, so that shareholders have the benefit of other options if Simon calls a special meeting.

      If the Court grants the stay in its entirety, Defendants have offered to refrain

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      1 During a conference call with counsel and the Court, Simon's counsel suggested that an appellate ruling could reverse Simon's purchase of tendered shares. However, counsel did not direct the Court to any authority for this proposition and it is not clear how an appellate ruling could effectively undue a sale of shares to Simon by numerous shareholders, when those shareholders are not parties to this litigation and the value of the shares is subject to market forces.

      2 Per Simon's counsel, the current expiration date is May 30, 2003.


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from taking any steps to impede Simon's tender offer pending the Sixth Circuit ruling. Defendants indicate that they would specifically refrain from: 1) repurchasing shares; 2) adopting a shareholders' rights plan, i.e. "poison pill"; 3) amending the bylaws; 4) calling a shareholder's meeting; and 5) asking for consents and/or designations by shareholders.

      Defendants assert several reasons why they disagree with this Court's Order Granting Plaintiff's Motion for Preliminary Injunction. They argue that there are serious questions going to the merits of the injunction. Defendants further assert that they will be irreparably harmed if a stay is denied because they may suffer: 1) a sale or acquisition of TCI for an inadequate price; 2) loss of the opportunity to vote on the future of TCI by its largest shareholder; and, 3) actual and consequential monetary damages in the multimillions.

      Simon disputes these challenges. It also contends that Defendants' claimed monetary damages are speculative. Simon further argues that Defendants will not be irreparably harmed if Simon is allowed to take all steps short of completing a merger, because Defendants are at liberty to take any steps that they deem necessary to solicit other bids. If Defendants prevail, says Simon, the Sixth Circuit can simply nullify actions taken by Simon to effect the merger. Conversely, Simon argues that, if the stay is granted, it will be irreparably harm because it will "lose the benefit of its victory" and shareholders will be deprived of their right to decide whether to accept Simon's takeover bid for several more months.

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II.    STANDARD OF REVIEW

      A motion to stay an injunction pending appeal is governed by FRCP 62(c) which states in relevant part:

            When an appeal is taken from an interlocutory or final judgment granting, dissolving, or denying an injunction, the court in its discretion may suspend, modify, restore, or grant an injunction during the pendency of the appeal upon such terms as to bond or otherwise as it considers proper for the security of the rights of the adverse party.

      A court must consider the following factors when deciding whether to issue a stay:

            (1) whether the stay applicant has made a strong showing that he is likely to succeed on the merits;
            (2) whether the applicant will be irreparably injured absent a stay;
            (3) whether issuance of the stay will substantially injure the other parties interested in the proceeding; and
            (4)   where the public interest lies.

HILTON v BRAUNSKILL, 481 U.S. 770, 776 (1987); MICHIGAN COALITION OF RADIOACTIVE MATERIAL USERS, INC. v GRIEPENTROG, 945 F.2d 150, 153 (6th Cir. 1991). "These factors are not prerequisites that must be met, but are interrelated considerations that must be balanced together." MICHIGAN COALITION, 945 F.2d at 153.

      Although the movant is required to establish the same factors that are required for a grant of a preliminary injunction, "a movant need not always establish a high probability of success on the merits." ID. Rather, "[t]he probability of success that must be demonstrated is inversely proportional to the amount of irreparable injury plaintiffs will suffer absent the stay." ID. In other words, a greater showing on some elements allows for less of a showing on others. Nevertheless, at



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a minimum, to satisfy the first element, a movant must at least show "serious questions going to the merits." ID at 154 (quoting IN RE DELOREAN MOTOR CO., 755 F.2d 1223, 1229 (6th Cir. 1985)).

      When evaluating the harm that may be suffered by either party, a court must consider: (1) the substantiality of the injury alleged; (2) the likelihood of its occurrence; and, (3) the adequacy of the proof provided. ID. Potential harm that is compensable or otherwise may be corrected by later rulings of the court are not irreparable:

      In evaluating the degree of injury, it is important to remember that [t]he key word in this consideration is irreparable. Mere injuries, however substantial, in terms of money, time and energy necessarily expended in the absence of a stay, are not enough. The possibility that adequate compensatory or other corrective relief will be available at a later date, in the ordinary course of litigation, weighs heavily against a claim of irreparable harm.

ID (citations omitted). Furthermore, "the harm alleged must be both certain and immediate, rather than speculative or theoretical." ID.


III.    ANALYSIS

      A. LIKELIHOOD OF SUCCESS ON THE MERITS

      The Court is not persuaded by Defendants' substantive claims of error in the Court's issuance of a preliminary injunction. However, when considering this factor in the context of a request for a stay, a court is not required to find a substantial likelihood that the movant will be successful on appeal. Rather, a movant can satisfy this element where substantial legal questions or matters of first impression


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are at issue and the equities favor maintaining the status quo. See MICHIGAN
COALITION, 945 F.2d at 154; SWEENEY v BOND, 519 F.Supp. 124, 132 (E.D. Mo.
1981); ROBINSON RUBBER PRODUCTS CO., INC. v HENNEPIN COUNTY, 927 F.Supp. 343, 346 (D.Minn. 1996). The Court finds that the Defendants have raised serious legal questions regarding interpretation of the Michigan Control Share Acquisitions Act, MCL 450.1790, ET SEQ, which have yet to be clearly addressed in this Circuit. Therefore, the Court finds that this element weighs in favor of granting a stay.

      B. BALANCE OF HARMS

      The Sixth Circuit's resolution of the legal issues raised by Defendants will significantly impact the future course of Simon's takeover bid. Defendants have adequately demonstrated that they will suffer irreparable harm which outweighs any potential harm to Simon if a stay is not granted.

      A stay prohibiting Simon from proceeding and Defendants from impeding the takeover bid appears to be the best means to preserve all rights pending appellate review. Without a stay and presuming that Simon is successful in calling and in the outcome of a special meeting to amend the TCI Articles of Incorporation, the parties agree that Simon would be free to move forward with its takeover bid. It could then effectuate a merger within a short period of time after the Articles are amended in its favor. This would result in a change of ownership through the purchase of shares from numerous shareholders who are not parties to this action. While certain of the steps along the way, such as the vote to amend the Articles,

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could be nullified by the Sixth Circuit, it is not clear that certain other steps would be reversible or compensable if Defendants prevail on appeal. Specifically, it is not clear that the Sixth Circuit could require tendering shareholders to buy back tendered shares. Certainly the status quo would be irreversibly altered if the tender could not be undone.

      Defendants do not wish to sell TCI. However, to avoid an uncontested takeover by Simon, they say they would be forced to engage in allowable tactics to counter Simon's bid while their appeal is pending. Most obviously, Defendants could be forced to put TCI up for sale by soliciting other bidders or holding an auction. Simon says that it is entitled to force Defendants' hand at this time and in this manner; otherwise, it will lose the benefit of its victory.

      Simon's argument ignores the fact that the Court's ruling is preliminary, not final, and is intended only to preserve Simon's rights until a final decision on the merits. A complete stay would do just that; it would preserve Simon's right to have its tender offer considered by shareholders. Then, if Simon prevails on appeal, it will have the same right to call a meeting and purchase shares that it currently has and Defendants will have the same opportunity that it currently has to engage in counter measures. On the other hand, if Defendants prevail on their appeal, the Taubman family would be allowed to vote on the future of TCI. For these reasons, the Court finds that the balance of harms weighs in favor of Defendants.

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      C. PUBLIC INTEREST

      The Court finds that it is in the public interest to preclude efforts to either advance or impede Simon's takeover bid until legal issues that impact upon the manner in which the bid can proceed, and whether the Taubman family will be allowed to vote all or any portion of their shares, are resolved by the Sixth Circuit.

IV.    SECURITY BOND

      Under the express language of FRCP 62(c), the Court may set bond in any amount it deems appropriate "for the security of the rights of the adverse party." Simon has not presented any evidence of or otherwise identified specific monetary damages that it may suffer as a result of the stay. Rather, it only suggests in a footnote that the Court impose a bond of $325 million, which purportedly represents the difference between the Simon/Westfield tender offer price for TCI's outstanding shares and the market price of those share prior to the tender offer. Simon, however, does not cite any authority that demonstrates that it would be entitled to this measure of damages. Simon's assertion that it may incur damages in the proposed bond amount is, therefore, purely speculative. As such, security is not necessary to protect Simon's interests. Defendants are not required to post a bond pending appeal.

V.    CONCLUSION

      After balancing the factors to be considered under FRCP 62(c), the Court is persuaded that a stay of its injunction, in its entirety, is warranted. Defandants'


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Motion to Suspend Injunction Pending Appeal is GRANTED.

      The Court further Orders that:

      A. Defendants shall move for expedited review of its appeal in the Sixth Circuit;

      B. While Defendants' appeal is pending, they shall refrain from engaging in any activity to impede Simon's tender offer, including, but not limited to:

              i.      repurchasing shares;
              ii.     adopting a shareholders' rights plan, i.e. "poison pill";
              iii.    amending the bylaws;
              iv.     calling a shareholder's meeting; and
              v.      asking for consents and/or designations by shareholders.

      C. Nothing in this Order prohibits Simon from extending its tender offer beyond May 30, 2003.


IT IS SO ORDERED.

                                            /s/ VICTORIA A. ROBERTS
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                                            VICTORIA A. ROBERTS
DATED: May 20, 2003                         UNITED STATES DISTRICT COURT


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